Exhibit 99.1

Verastem Oncology Reports First Quarter 2026 Financial Results and Highlights Recent Business Updates

AVMAPKI® FAKZYNJA® CO-PACK net product revenues of $18.7 million

Appointed Daniel Lyons as Chief Commercial Officer to lead next phase of commercial growth

Initiated Phase 2 registration-directed trials “VS-7375 TARGET-D Clinical Program” in 2L PDAC, 2L/3L NSCLC and 2L+ CRC

VS-7375 TARGET-D 101 early data update expected in the first half of 2026; mature data update expected in the second half of 2026

Ended Q1 2026 with $181.7 million in cash, cash equivalents and investments; expected cash runway into first half of 2027

Company to host a conference call and webcast today at 4:30 p.m. ET

BOSTON--(BUSINESS WIRE) – May 7, 2026-- Verastem Oncology (Nasdaq: VSTM), a biopharmaceutical company committed to advancing new medicines for patients with RAS/MAPK pathway-driven cancers, today reported financial results for the first quarter ended March 31, 2026, and highlighted recent business progress.

“As we mark the one-year anniversary of the FDA-approval of AVMAPKI FAKZYNJA CO-PACK for KRAS-mutated recurrent low-grade serous ovarian cancer, I am incredibly proud of the progress we have made to deliver a meaningful impact for people living with this rare cancer,” said Dan Paterson, president and chief executive officer at Verastem Oncology. “As we build on the foundation we have established with the commercial launch, we also look to continue accelerating VS-7375, our potential best-in-class oral, KRAS G12D (ON/OFF) inhibitor, and are pleased to announce the initiation of three Phase 2 registration-directed trials in pancreatic, non-small cell lung, and colorectal cancers. In an evolving competitive landscape, we remain encouraged by the efficacy data generated by our partner and emerging in the U.S., along with the safety and tolerability profile we are seeing across multiple solid tumor cancers and look forward to sharing data updates throughout this year. Altogether, we believe we are well-positioned to drive strong execution across our commercial launch and expedite VS-7375 development while maintaining disciplined capital management.”

First Quarter 2026 and Recent Updates

AVMAPKI® FAKZYNJA® CO-PACK (avutometinib capsules; defactinib tablets) U.S. Commercial Performance

●	AVMAPKI FAKZYNJA CO-PACK generated net product revenues of $18.7 million for the first quarter of 2026.
●	In April, the Company announced the launch of a new healthcare professional and patient marketing campaign, Reimagine Recurrent Low-Grade Serous Ovarian Cancer (LGSOC), to drive awareness of AVMAPKI FAKZYNJA CO-PACK.

●	In April, the Company announced new two-year median follow up data from the Phase 2 RAMP 201 trial that demonstrated durable benefit of avutometinib plus defactinib across both KRAS-mutant and KRAS wild-type recurrent LGSOC patients, with discontinuation rates consistent with the primary analysis, presented at the Society of Gynecologic Oncology 2026 Annual Meeting on Women’s Cancers. A new exposure-response analysis further demonstrated that the approved dose and schedule of avutometinib plus defactinib achieve the optimal therapeutic effect.
●	In February, the Company announced updated data for RAMP 201J in Japan evaluating the combination in patients with LGSOC with or without a KRAS mutation. As of a data cutoff of January 30, 2026, a confirmed overall response rate (ORR) of 38% (6/16) was achieved. Patients with a KRAS mutation achieved a confirmed ORR of 57% (4/7) and KRAS wild-type patients achieved a confirmed ORR of 22% (2/9). The safety profile was consistent with previously reported data outside of Japan.

Expected Key Milestones:

●	Report a topline readout of the primary endpoint in the RAMP 301 trial in mid-2027.
●	Continue to pursue regulatory paths for potential expansion into Europe and Japan.

VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor in Advanced Solid Tumors

●	Today, the Company provided an update on its ongoing VS-7375 clinical trials, including branding the trials as the VS-7375 TARGET-D Clinical Trial Program. In the ongoing TARGET-D 101 (VS-7375-101) Phase 1/2 dose escalation, dose expansion and combination-evaluation trial, the Company is now evaluating the 1200 mg daily dose (QD). The Company is also evaluating VS-7375 900 mg QD in combination with cetuximab. The Company expects to finish enrollment across the various expansion cohorts and combination cohorts with chemotherapies in the near term.
●	In addition, the Company shared updated pharmacokinetic (PK) data that showed the 900 mg QD dose achieves target plasma levels of VS-7375 and provides clear separation from the 600 mg QD dose.
●	The Company has initiated three Phase 2 registration-directed trials, including:
●	TARGET-D 201 to evaluate VS-7375 at 900 mg QD both as monotherapy and in combination with cetuximab in patients with second-line pancreatic ductal carcinoma (PDAC). The study is also evaluating VS-7375 and cetuximab in the first-line PDAC setting.
●	TARGET-D 202 to evaluate VS-7375 at 900 mg QD in patients with advanced non-small cell lung cancer (NSCLC) who have received one to two prior lines of therapy. The study is also evaluating VS-7375 in NSCLC patients with asymptomatic untreated brain metastases.
●	TARGET-D 203 to evaluate VS-7375 at 900 mg QD as both monotherapy and in combination with EGFR inhibitors, including cetuximab or panitumumab, in previously treated CRC. The study will also evaluate VS-7375 in combination with chemotherapy in the first-line setting in patients with metastatic CRC.
●	In March, the Company announced that several late-breaking and regular abstracts were selected for presentation at the American Association for Cancer Research (AACR) Annual Meeting. The abstracts included preclinical data demonstrating sustained tumor regressions with VS-7375 in combination with PRMT5 inhibitors in MTAP-deleted KRAS G12D-mutant pancreatic cancer and improved efficacy in comparison to ON-only KRAS G12D or pan-RAS inhibitors.
●	In March, the Company reported an update on its progress with VS-7375, highlighting progress with its dose-escalation and dose-expansion trial, TARGET-D 101, a PK analysis, and a safety update, which demonstrated VS-7375 was generally well-tolerated across all monotherapy dose levels evaluated to date. Patients (n=23) receiving VS-7375 at either 400 mg QD, 600 mg QD or 900 mg QD with a mean duration of therapy of 1.6 months (0.7-5.6), reported no drug related liver function test abnormalities. As of the January 30, 2026 data cutoff, there was no drug-related neutropenia greater than Grade 2 and rates of nausea, vomiting and diarrhea remained lower than those reported by the Company’s partner in China. The Company also reported that the U.S. Food and Drug Administration (FDA) requested the Company develop separate Phase 2 trial protocols for their trials in PDAC, NSCLC and CRC.
●	In January, the Company reported progress from its ongoing TARGET-D 101 trial, with multiple dose levels cleared without dose-limiting toxicities or major toxicities. At that time, monotherapy cohorts and dose escalation combination cohorts were initiated across various KRAS G12D-mutated solid tumors.

The Company shared multiple updates from GenFleet Therapeutics, its partner developing VS-7375, known as GFH375 in China.

●	In April, GenFleet announced that GFH375 was granted Breakthrough Therapy Designation (BTD) in China for patients with KRAS G12D-mutated metastatic pancreatic cancer who have received at least one prior systemic therapy.
●	In March, GenFleet announced that GFH375 was granted BTD in China for patients with KRAS G12D-mutated NSCLC who have received prior systemic therapy.

Expected Key Milestones:

●	Report early data from the TARGET-D 101 trial in 1H 2026.
●	Report an update on the TARGET-D 101 trial in 2H 2026.
●	Announce first patient initiated in the TARGET-D 201, TARGET-D 202, and TARGET-D 203 clinical trials in mid-2026.

RAMP 205: Avutometinib Plus Defactinib in Combination with Chemotherapy in 1L Metastatic Pancreatic Cancer

Expected Key Milestone:

●	Report an update on the safety and efficacy of the RAMP 205 expansion cohort with at least six months of follow-up on all patients in Q2 2026.

Corporate Updates

●	The Company announced today the appointment of Daniel Lyons as chief commercial officer. Prior to joining, Mr. Lyons served as the Senior Vice President, Head of Rare Tumors International and Global Head of Market Access at SpringWorks Therapeutics.

First Quarter 2026 Financial Results

Verastem Oncology ended the first quarter of 2026 with cash, cash equivalents, and investments of $181.7 million.

Net product revenue for the three months ended March 31, 2026 (the “2026 Quarter”) was $18.7 million, compared to no revenue recognized for the three months ended March 31, 2025 (the “2025 Quarter”). The Company began commercial sales of the AVMAPKI FAKZYNJA CO-PACK within the U.S. following receipt of FDA approval in May 2025.

Total operating expenses for the 2026 Quarter were $63.6 million, compared to $44.2 million for the 2025 Quarter. Cost of sales was $3.1 million for the 2026 Quarter, compared to no cost of sales recognized for the 2025 Quarter.

Research & development expenses for the 2026 Quarter were $38.2 million, compared to $29.2 million for the 2025 Quarter. The increase of $9.0 million, or 31%, was primarily due to higher costs for investigator fees, drug substance manufacturing, drug product manufacturing, clinical supply, and contract research organizations partially offset by the VS-7375 program option exercise fee paid to GenFleet in the 2025 Quarter.

Selling, general & administrative expenses for the 2026 Quarter were $22.3 million, compared to $15.0 million for the 2025 Quarter. The increase of $7.3 million, or 48%, was primarily due to higher costs for personnel and commercial operations.

Net loss (GAAP basis) for the 2026 Quarter was $36.6 million, or $0.37 per share (basic), compared to $52.1 million, or $0.96 per share (basic and diluted) for the 2025 Quarter.

Non-GAAP adjusted net loss for the 2026 Quarter was $42.7 million, or $0.43 per share (basic) compared to non-GAAP adjusted net loss of $42.9 million, or $0.79 per share (basic), for the 2025 Quarter. Please refer to the GAAP to non-GAAP Reconciliation attached to this press release.

Conference Call and Webcast

Verastem will host a conference call and webcast today at 4:30 p.m. ET to review the first quarter 2026 financial results and recent business updates. To access the live audio webcast of the call, along with accompanying slides, please visit the "Events & Presentations" page in the Investor section of the Company's website, https://investor.verastem.com/events. A replay of the webcast will be archived and available following the event.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP.

Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over- period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three months ended March 31, 2026 and 2025 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

About AVMAPKI and FAKZYNJA Combination Therapy

AVMAPKI (avutometinib) inhibits MEK kinase activity while also blocking the compensatory reactivation of MEK by upstream RAF. RAF and MEK proteins are regulators of the RAS/RAF/MEK/ERK (MAPK) pathway. Blocking RAF and/or MEK activates FAK, a key mediator of drug resistance. FAKZYNJA (defactinib) is a FAK inhibitor and together, the avutometinib and defactinib combination was designed to provide a more complete blockade of the signaling that drives the growth and drug resistance of RAS/MAPK pathway-dependent tumors.

The U.S. Food and Drug Administration (FDA) approved AVMAPKI® FAKZYNJA® CO-PACK (avutometinib capsules; defactinib tablets) for the treatment of adult patients with KRAS-mutated recurrent LGSOC who have received prior systemic therapy on May 8, 2025. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. Verastem is conducting RAMP 301 (GOG-3097/ENGOT-ov81/GTG-UK) (NCT06072781), an international Phase 3 confirmatory trial evaluating the combination of avutometinib and defactinib versus standard chemotherapy or hormonal therapy for the treatment of recurrent low-grade serous ovarian cancer (LGSOC) with and without a KRAS mutation. Verastem is also evaluating avutometinib plus defactinib with standard-of-care chemotherapy as a potential treatment in the first-line for patients with advanced pancreatic cancer (RAMP 205; NCT05669482). Avutometinib and defactinib are not approved by the FDA or any other regulatory authority, either in combination or with other therapies, for any of these investigative uses. Neither avutometinib nor defactinib are approved by the FDA or any other regulatory authority on a stand-alone basis for any use.

AVMAPKI FAKZYNJA CO-PACK U.S. Indication

Indication

AVMAPKI FAKZYNJA CO-PACK is indicated for the treatment of adult patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC) who have received prior systemic therapy.

This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Important Safety Information

Warnings and Precautions

●	Ocular Toxicities: Ocular toxicities, including visual impairment and vitreoretinal disorders, occurred. Perform comprehensive ophthalmic evaluation at baseline, prior to cycle 2, every three cycles thereafter, and as clinically indicated. Withhold AVMAPKI FAKZYNJA CO-PACK for ocular toxicities until improvement at the same or reduced dose. Permanently discontinue AVMAPKI FAKZYNJA CO-PACK for any grade 4 toxicity.
●	Serious Skin Toxicities: Skin toxicities, including photosensitivity and severe cutaneous adverse reactions (SCARSs) occurred. Adhere to concomitant medications. Monitor for skin toxicities and interrupt, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity, tolerability and duration.
●	Hepatotoxicity: Monitor liver function tests prior to each cycle, on day 15 of the first 4 cycles, and as clinically indicated. Withhold, reduce or discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and persistence of abnormality.
●	Rhabdomyolysis: Monitor creatine phosphokinase prior to the start of each cycle, on day 15 of the first four cycles, and as clinically indicated. If increased CPK occurs, evaluate patients for rhabdomyolysis or other causes. Withhold, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and duration of the adverse reaction.
●	Embryo-Fetal Toxicity: AVMAPKI FAKZYNJA CO-PACK can cause fetal harm. Advise patients of the potential risk to a fetus and to use effective contraception.

Adverse Reactions

The most common (≥ 25%) adverse reactions, including laboratory abnormalities, were increased creatine phosphokinase, nausea, fatigue, increased aspartate aminotransferase, rash, diarrhea, musculoskeletal pain, edema, decreased hemoglobin, increased alanine aminotransferase, vomiting, increased blood bilirubin, increased triglycerides, decreased lymphocyte count, abdominal pain, dyspepsia, dermatitis acneiform, vitreoretinal disorders, increased alkaline phosphatase, stomatitis, pruritus, visual impairment, decreased platelet count, constipation, dry skin, dyspnea, cough, urinary tract infection, and decreased neutrophil count.

Drug Interactions

●	Strong and moderate CYP3A4 inhibitors: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Strong and moderate CYP3A4 inducers: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Warfarin: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with warfarin and use an alternative to warfarin.
●	Gastric acid reducing agents: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with proton pump inhibitors (PPIs) or H2 receptor antagonists. If use of an acid-reducing agent cannot be avoided, administer FAKZYNJA 2 hours before or 2 hours after the administration of a locally acting antacid.

Use in Specific Populations

●	Lactation: Advise not to breastfeed.
●	Fertility: May impair fertility in males and females.

Click here for full Prescribing Information.

About VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor

VS-7375 is a potential best-in-class, potent, and selective oral KRAS G12D dual ON/OFF inhibitor. VS-7375 is the lead program from the Verastem Oncology discovery and development collaboration with GenFleet Therapeutics. In June 2025, Verastem initiated TARGET-D 101, a Phase 1/2 dose escalation, dose expansion and combination clinical trial evaluating the safety and efficacy of VS-7375 in patients with advanced KRAS G12D-mutant solid tumors. Verastem has further expanded the VS-7375 clinical program with the initiation of three Phase 2 registration-directed, open-label clinical trials: TARGET-D 201 in 2L metastatic pancreatic ductal carcinoma, TARGET-D 202 in 2L/3L advanced non-small cell lung cancer and TARGET-D 203 in metastatic colorectal cancer. In July 2025, U.S. Food and Drug Administration (FDA) granted Fast Track Designation (FTD) to VS-7375 for the first-line treatment of patients with KRAS G12D-mutated locally advanced or metastatic adenocarcinoma of the pancreas and for the treatment of patients with KRAS G12D-mutated locally advanced or metastatic pancreatic ductal carcinoma who have received at least one prior line of standard systemic therapy.

About the GenFleet Therapeutics Collaboration

The collaboration with GenFleet Therapeutics aims to advance three oncology discovery programs related to RAS/MAPK pathway-driven cancers. The collaboration provides Verastem with an exclusive option to obtain a license for each of the three compounds in the collaboration after the successful completion of pre-determined milestones in a Phase 1 trial. Verastem selected VS-7375 (also known as GFH375), an oral KRAS G12D (ON/OFF) inhibitor, as its lead program in December 2023 and the license for VS-7375 that was exercised in January 2025 is the first one from this collaboration. The licenses would give Verastem development and commercialization rights outside the GenFleet markets of mainland China, Hong Kong, Macau, and Taiwan.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) is a biopharmaceutical company committed to developing and commercializing new medicines to improve the lives of patients diagnosed with RAS/MAPK pathway-driven cancers. Verastem markets AVMAPKI® FAKZYNJA® CO-PACK in the U.S. Our pipeline is focused on novel small molecule drugs that inhibit critical signaling pathways in cancer that promote cancer cell survival and tumor growth, including RAF/MEK inhibition, FAK inhibition, and KRAS G12D inhibition. For more information, please visit www.verastem.com and follow us on LinkedIn.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,”

“may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Such forward-looking statements address various matters about, among other things, Verastem Oncology’s programs and product candidates, strategy, future plans and prospects, including statements related to the potential for and timing of commercialization of product candidates, the anticipated timing for the IND application for VS-7375/GFH375, the expected outcome and benefits of the Company’s collaboration with GenFleet Therapeutics (Shanghai), Inc., the timing of commencing and completing trials and compiling data, the expected timing of the presentation of data by the Company and the potential clinical value of various of the Company’s clinical trials. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others: the uncertainties inherent in research and development, such as the possibility of negative or unexpected results of clinical trials; that we may not see a return on investment on the payments we have and may continue to make pursuant to the collaboration and option agreement with GenFleet, or that GenFleet may fail to fully perform under the agreement; that we may not be successful in our continued commercialization of AVMAPKI FAKZYNJA CO-PACK; that the development and commercialization of our product candidates may take longer or cost more than planned, including as a result of conducting additional studies or our decisions regarding execution of such commercialization; that data may not be available when expected; risks associated with preliminary and interim data, which may not be representative of more mature data; risks associated with the regulatory and policy actions proposed and enacted by the current U.S. presidential administration that may adversely affect our business; risks associated with the current administration’s reductions to the FDA’s workforce and any subsequent reductions that may lead to disruptions and delays in the FDA’s review and oversight of our product candidates and impact the FDA’s ability to provide timely feedback on our development programs; that our product candidates may not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients; and the risks identified under the heading "Risk Factors" as detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (SEC) on March 4, 2026, as well as the other information we file with the SEC, are possibly realized. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

For Investor and Media Inquiries:

Julissa Viana
Senior Vice President, Corporate Communications,
Investor Relations & Patient Advocacy
investors@verastem.com or
media@verastem.com

Verastem Oncology

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2026	December 31, 2025

Cash, cash equivalents, and investments	$181,678	$204,990
Accounts receivable, net	10,158	8,813
Inventory	2,287	1,833
Grants receivable	200	200
Prepaid expenses and other current assets	8,581	7,577
Right-of-use asset, net	2,793	491
Intangible assets, net	16,146	16,426
Restricted cash and other assets	5,965	6,112
Total assets	$227,808	$246,442

Current Liabilities	66,845	72,268
Long term debt	73,120	76,330
Vendor financing arrangement, long-term	3,750	5,000
Lease liability, long-term	2,316	—
Warrant liability	—	35,647
Stockholders’ equity	81,777	57,197
Total liabilities and stockholders’ equity	$227,808	$246,442

Verastem Oncology

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended March 31,
	2026	2025
Revenue:
Product revenue, net	$18,671	$—
Total revenue	18,671	—
Operating expenses:
Cost of sales – product	2,772	—
Cost of sales – intangible amortization	279	—
Research and development	38,218	29,152
Selling, general and administrative	22,299	15,044
Total operating expenses	63,568	44,174
Loss from operations	(44,897)	(44,174)
Other expense	(61)	(40)
Interest income	1,297	960
Interest expense	(382)	(192)
Loss on debt extinguishment	—	(1,826)
Change in fair value of warrant liability	9,323	(2,416)
Change in fair value of Notes	(1,871)	(4,415)
Net Loss	$(36,591)	$(52,103)
Net loss per share—basic	$(0.37)	$(0.96)
Net loss per share—diluted	$(0.46)	$(0.96)
Weighted average common shares outstanding used in computing:
Net loss per share – basic	98,292	54,173
Net loss per share – diluted	99,148	54,173

Verastem Oncology

Reconciliation of GAAP to Non-GAAP Financial Information

(in thousands, except per share amounts)

(unaudited)

	Three months ended March 31,
	2026	2025
Net loss reconciliation:
Net loss (GAAP basis)	$(36,591)	$(52,103)
Adjust:
Stock-based compensation expense	2,046	1,788
Amortization of acquired intangible assets	279	—
Non-cash interest, net	(119)	30
Change in fair value of warrant liability	(9,323)	2,416
Non-cash change in fair value of Notes	186	3,115
Loss on debt extinguishment	—	1,826
Severance and other	842	—
Adjusted net loss (non-GAAP basis)	$(42,680)	$(42,928)

Reconciliation of net loss per share
Net loss per share – basic (GAAP basis)	$(0.37)	$(0.96)
Adjust per basic share
Stock-based compensation expense	0.02	0.03
Amortization of acquired intangible assets	—	—
Non-cash interest, net	—	0.01
Change in fair value of warrant liability	(0.09)	0.05
Non-cash change in fair value of Notes	—	0.06
Loss on debt extinguishment	—	0.03
Severance and other	0.01	—
Adjusted net loss per share – basic (non-GAAP basis)	$(0.43)	$(0.79)
Weighted average common shares outstanding used in computing net loss per share—basic	98,292	54,173